UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated: December 3, 2012

Commission File Number 001-32520

NEWLEAD HOLDINGS LTD.

(Translation of registrant’s name into English)

NewLead Holdings Ltd.

83 Akti Miaouli & Flessa Str.

185 38 Piraeus Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐ No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐ No  ☒

                .

Information Contained in this Report on Form 6-K

Attached hereto is a copy of the Notice of 2012 Annual General Meeting of Shareholders and Proxy Statement of NewLead Holdings Ltd. dated November 30, 2012 for the 2012 Annual General Meeting of Shareholders to be held on December 21, 2012.

November 30, 2012

Dear Shareholder,

We cordially invite you to attend our 2012 annual general meeting of shareholders to be held at 11:00 a.m., Athens time, on Friday, December 21, 2012, at NewLead Holdings Ltd.’s office located at 83 Akti Miaouli & Flessa Street, Piraeus, Greece. The attached notice of annual general meeting and proxy statement describe the business we will conduct at the meeting and provide information about NewLead Holdings Ltd. that you should consider when you vote your shares.

When you have finished reading the proxy statement, please promptly vote your shares by marking, signing, dating and returning the proxy card in the enclosed envelope. We encourage you to vote by proxy so that your shares will be represented and voted at the meeting, whether or not you can attend.

Sincerely,

Michail S. Zolotas
Chief Executive Officer

November 30, 2012

NOTICE OF 2012 ANNUAL GENERAL MEETING OF SHAREHOLDERS

TIME:  11:00 a.m., Athens time

DATE:  December 21, 2012

PLACE:  83 Akti Miaouli & Flessa Street, Piraeus, Greece

PURPOSES:

1.	To receive the directors’ report and audited financial statements of NewLead Holdings Ltd. (the “Company”) for the fiscal year ended December 31, 2011, together with the auditor’s report thereon.
2.	To reappoint PricewaterhouseCoopers S.A. as auditors of the Company to hold office from the conclusion of the 2012 annual general meeting until the close of the Company’s next annual general meeting, and to authorize the Board of Directors to determine the auditors’ remuneration.
3.	To elect Michail S. Zolotas as a Class I director to hold office from the conclusion of the 2012 annual general meeting until the Company’s 2015 annual general meeting.
4.	To approve and authorize the Board of Directors, in accordance with the Company’s Bye-laws, to effect a consolidation of the Company’s common shares at a ratio of not less than 1-for-5.0000 and not more than 1-for-15.0000 at any time on or prior to March 12, 2013, with the manner of implementation, ratio and timing of such consolidation to be determined by the Board of Directors.
5.	To consider any other business that may be properly presented at the meeting.
WHO MAY VOTE:

You may vote if you were the record owner of common shares of the Company at the close of business on November 26, 2012. A list of shareholders of record will be available at the meeting and, during the 10 days prior to the meeting, at the office of the Secretary at the above address.

BY ORDER OF THE BOARD OF DIRECTORS

Antonios Bertsos
Secretary

NEWLEAD HOLDINGS LTD.
83 Akti Miaouli & Flessa Str.
185 38 Piraeus Greece
(011) 30 213 014-8600

PROXY STATEMENT FOR
NEWLEAD HOLDINGS LTD.
(THE “COMPANY”)

2012 ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON
DECEMBER 21, 2012

GENERAL INFORMATION ABOUT THE ANNUAL GENERAL MEETING

Why Did You Send Me this Proxy Statement?

We sent you this proxy statement and the enclosed proxy card because the Company’s Board of Directors is soliciting your proxy to vote at the 2012 annual general meeting of shareholders and any adjournments of the meeting. The annual general meeting will be held at 11:00 a.m., Athens time, on Friday, December 21, 2012, at 83 Akti Miaouli & Flessa Street, Piraeus, Greece. This proxy statement along with the accompanying Notice of Annual General Meeting of Shareholders summarizes the purposes of the meeting and the information you need to know to vote at the annual general meeting.

On November 30, 2012, we began sending this proxy statement, the attached notice of annual general meeting and the enclosed proxy card to all shareholders entitled to vote at the meeting. Although not part of this proxy statement, we are also sending along with this proxy statement our 2011 annual report, which includes our financial statements for the fiscal year ended December 31, 2011. You can also find a copy of our 2011 Annual Report on Form 20-F on the Internet through the SEC’s electronic data system called EDGAR at www.sec.gov or on our website at www.newleadholdings.com.

Who Can Vote?

Only shareholders who owned common shares of the Company at the close of business on November 26, 2012 are entitled to vote at the annual general meeting. On this record date, there were 309,510,713 common shares outstanding and entitled to vote. Common shares are our only class of voting shares.

You do not need to attend the annual general meeting to vote your shares. Shares represented by valid proxies, received in time for the meeting and not revoked prior to the meeting, will be voted at the meeting. A shareholder may revoke a proxy before the proxy is voted by delivering to our Secretary a signed statement of revocation or a duly executed proxy card bearing a later date. Any shareholder who has executed a proxy card but attends the meeting in person may revoke the proxy and vote at the meeting.

How Many Votes Do I Have?

Each common share of the Company that you own entitles you to one vote.

How Do I Vote?

Whether you plan to attend the annual general meeting or not, we urge you to vote by proxy. Voting by proxy will not affect your right to attend the annual general meeting. If your shares are registered directly in your name through our stock transfer agent, Computershare, or if you have share certificates, you may vote:

•	By mail. Complete and mail the enclosed proxy card in the enclosed postage prepaid envelope. Your proxy will be voted in accordance with your instructions. If you sign the proxy card but do not specify how you want your shares voted, they will be voted as recommended by our Board of Directors.
•	In person at the meeting. If you attend the meeting, you may deliver your completed proxy card in person or you may vote by completing a ballot, which will be available at the meeting.

If your shares are held in “street name” (held in the name of a bank, broker or other nominee), you must provide the bank, broker or other nominee with instructions on how to vote your shares and can do so as follows:

•	By mail. You will receive instructions from your broker or other nominee explaining how to vote your shares.
•	In person at the meeting. Contact the broker or other nominee who holds your shares to obtain a broker’s proxy card and bring it with you to the meeting. You will not be able to vote at the meeting unless you have a proxy card from your broker.

How Does the Board of Directors Recommend That I Vote on the Proposals?

The Board of Directors recommends that you vote as follows:

•	“FOR” the reappointment of PricewaterhouseCoopers S.A. as independent auditors of the Company and the authorization of the Board of Directors to determine the auditors’ remuneration;
•	“FOR” the election of Michail S. Zolotas as a Class I director; and
•	“FOR” the approval and authorization of the Board of Directors to effect a consolidation of the Company’s common shares at a ratio of not less than 1-for-5.0000 and not more than 1-for-15.0000 at any time on or prior to March 12, 2013, with the manner of implementation, ratio and timing of such consolidation to be determined by our Board of Directors.

If any other matter is presented, the proxy card provides that your shares will be voted by the proxy holder listed on the proxy card in accordance with his or her best judgment. At the time this proxy statement was printed, we knew of no matters that needed to be acted on at the annual general meeting, other than those discussed in this proxy statement.

May I Revoke My Proxy?

If you give us your proxy, you may revoke it at any time before the meeting. You may revoke your proxy in any one of the following ways:

•	signing a new proxy card and submitting it as instructed above;
•	notifying the Company’s Secretary in writing before the annual general meeting that you have revoked your proxy; or
•	attending the meeting in person and voting in person.

Attending the meeting in person will not in and of itself revoke a previously submitted proxy unless you specifically request it.

What Vote is Required to Approve Each Proposal and How are Votes Counted?

Proposal 1: Reappoint Auditors	The affirmative vote of a majority of the votes cast at the annual general meeting is required to approve the reappointment of our independent auditors and the authorization of our Board of Directors to determine the auditors’ remuneration. Abstentions are not counted as votes cast for purposes of this proposal and will have no effect on the results of this vote. Brokerage firms have authority to vote customers’ unvoted shares held by the firms in street name on this proposal. If a broker does not exercise this authority, such broker non-votes will have no effect on the results of this vote. If our shareholders do not approve the reappointment of PricewaterhouseCoopers S.A. as our independent auditors for 2012, the Audit Committee of our Board of Directors will reconsider its selection.

Proposal 2: Elect Class I Director	The affirmative vote of a majority of the votes cast at the annual general meeting is required to approve the appointment of the nominee for Class I Director. Brokerage firms do not have authority to vote customers’ non-voted shares held by the firms in street name for the election of directors. As a result, any shares not voted by a beneficial owner will be treated as a broker non-vote. Broker non-votes and abstentions are not counted as votes cast for purposes of this proposal and will have no effect on the results of this vote.
Proposal 3: Approve and Authorize Consolidation	The affirmative vote of a majority of the votes cast at the annual general meeting is required to approve and authorize the Board of Directors to effect the consolidation. Brokerage firms do not have authority to vote customers’ non-voted shares held by the firms in street name on this proposal. As a result, any shares not voted by a customer will be treated as a broker non-vote. Broker non-votes and abstentions are not counted as votes cast for purposes of this proposal and will have no effect on the results of this vote.

What Constitutes a Quorum for the Meeting?

The presence, in person or by proxy, of the holders of more than 33.33% of our outstanding common shares is necessary to constitute a quorum at the meeting. Votes of shareholders of record who are present at the meeting in person or by proxy, abstentions, and broker non-votes are counted for purposes of determining whether a quorum exists.

FINANCIAL STATEMENTS

(Notice Item 1)

In accordance with the Companies Act 1981, the directors’ report and audited financial statements of the Company for the fiscal year ended December 31, 2011, together with the auditor’s report thereon, are being laid before the shareholders of the Company.

AUDITORS

(Notice Item 2; Proposal 1)

The Board of Directors is submitting for approval the reappointment of PricewaterhouseCoopers S.A. as the Company’s independent auditors and the authorization of the Board of Directors to determine the auditors’ remuneration. The Board of Directors proposes that the shareholders approve this reappointment and authorization. PricewaterhouseCoopers S.A. audited our financial statements for the fiscal year ended December 31, 2011.

PricewaterhouseCoopers S.A. has advised the Company that it does not have any direct or indirect financial interest in the Company, nor has it had any such interest in connection with the Company during the past three years other than in its capacity as the Company’s independent auditors.

All services rendered by the independent auditors are subject to review by the Company’s Audit Committee.

In the event the shareholders do not approve the reappointment of PricewaterhouseCoopers S.A. as the Company’s auditors, the Audit Committee will reconsider its selection.

The affirmative vote of a majority of the votes cast at the annual general meeting is required to approve the reappointment of the auditors.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE TO APPROVE THE REAPPOINTMENT OF PRICEWATERHOUSECOOPERS S.A. AS AUDITORS AND THE AUTHORIZATION OF THE BOARD OF DIRECTORS TO DETERMINE THE AUDITORS’ REMUNERATION, AND PROXIES SOLICITED BY THE BOARD OF DIRECTORS WILL BE VOTED IN FAVOR OF SUCH REAPPOINTMENT AND AUTHORIZATION UNLESS A SHAREHOLDER INDICATES OTHERWISE ON THE PROXY.

ELECTION OF DIRECTOR

(Notice Item 3; Proposal 2)

Our Board of Directors, which is divided into three classes, currently has five members. As provided in the Company’s Bye-Laws, each director is elected to serve for a three-year term of office and until such director’s successor is duly elected and qualified, except in the event of his death, resignation, removal or earlier termination of his term of office. The term of office of the Class I Directors expires at the 2012 annual general meeting.

The Board of Directors has nominated Michail S. Zolotas for election as Class I Director whose term would expire at the Company’s 2015 Annual General Meeting of Shareholders. After discussions with the Board of Directors and the Governance and Nominating Committee of the Board of Directors, Mr. Nicholas G. Fistes has decided not to seek re-election as a Class I Director and will retire from service on the Board of Directors after the completion of the annual general meeting.

The affirmative vote of a majority of the votes cast at the annual general meeting is required to approve the appointment of the nominee for Class I Director. Broker non-votes and abstentions are not counted as votes cast for this proposal and will have no effect on the results of this vote. It is expected that this nominee will be able to serve as a director, but if the Company becomes aware before the election that the nominee is unable to serve as a director, the persons named in the accompanying proxy will vote for the election of such substitute nominee as the current Board of Directors may recommend.

Nominee for Election as Class I Director to the Company’s Board of Directors

Information concerning the nominee is set forth below:

Name	Age	Position
Michail S. Zolotas	38	Class I Director and Chairman, President and CEO

Michail S. Zolotas
Director, President and Chief Executive Officer

Michael S. Zolotas has long-standing experience in the shipping sector. As a third generation ship-owner, he has over 18 years of experience in commercial, operational and technical management in the shipping industry. Mr. Zolotas has managed over 75 vessels in less than 15 years. Prior to October 2009, Mr. Zolotas was Chief Executive Officer of Grandunion, a private ship management company with 40 vessels under management. Mr. Zolotas founded Grandunion together with Mr. Nicholas G. Fistes in 2006. As Chief Executive Officer of Grandunion, Mr. Zolotas bought and sold more than 60 vessels, including newbuildings. Today, he still serves as Chief Executive Officer of Grandunion. From 1999 until 2006, Mr. Zolotas was General Manager of Stamford Navigation Inc. In less than seven years, Mr. Zolotas managed to expand the fleet of Stamford Navigation Inc. from two to 30 vessels, ranging from 17,000 dwt to 170,000 dwt, including newbuildings. Mr. Zolotas joined Stamford Navigation Inc. as a superintendent engineer in 1997. He commenced his career spending three years in sea service and, after the completion of his sea service, he was involved in the technical management of Stamford Navigation Inc., especially in newbuildings supervision and repairs and conversion of the fleet in operation. Mr. Zolotas is a member of the Hellenic and Black Sea Mediterranean Committee of Bureau Veritas, China Classification Society (CCS) Mediterranean Committee and Registro Italiano Navale (RINA) Committee. From 2001 to 2007, he served on the board of the CTM Pool. Mr. Zolotas holds a B.E. in Mechanical Engineering from Stevens Institute of Technology.

THE BOARD OF DIRECTORS RECOMMENDS THE ELECTION OF MICHAIL S. ZOLOTAS AS CLASS I DIRECTOR, AND PROXIES SOLICITED BY THE BOARD OF DIRECTORS WILL BE VOTED IN FAVOR THEREOF UNLESS A SHAREHOLDER HAS INDICATED OTHERWISE ON THE PROXY.

APPROVE AND AUTHORIZE CONSOLIDATION

(Notice Item 4; Proposal 3)

We are seeking shareholder approval to authorize our Board of Directors to effect a consolidation of our common shares at a ratio of not less than 1-for-5.0000 and not more than 1-for-15.0000 at any time on or prior to March 12, 2013, with the manner of implementation, ratio and timing of such consolidation to be determined by our Board of Directors. The Board of Directors believes that providing the flexibility for the Board to choose an exact ratio based on then current market conditions, and to effect such consolidation at any time on or prior to March 12, 2013, will better enable us to act in the best interests of the Company and its shareholders.

If this proposal is approved, the Board will have the authority, but not the obligation, in its sole discretion and without any further action on the part of the shareholders, to effect the consolidation, at any time it believes to be most advantageous to the Company and its shareholders. This proposal would give the Board the authority to implement one, but not more than one, consolidation. The Board will retain the authority not to effect the consolidation even if it receives shareholder approval. Thus, subject to shareholder approval, the Board may, at its discretion, effect a consolidation or abandon it and effect no consolidation if it determines that such action is not in the best interests of the Company and its shareholders. If the Board does not effect the consolidation on or prior to March 12, 2013, the consolidation will be deemed abandoned, without any further effect.

The Board’s decision as to whether and when to effect the consolidation will be based, in part, on prevailing market conditions, existing and expected trading prices for our common shares, and our compliance with the minimum bid price continued listing requirement of The NASDAQ Global Select Market.

Reasons for the Consolidation

Our Board of Directors believes that the goal of increasing the per-share price of our common shares through a consolidation may be in the best interests of the Company for a number of reasons as discussed below.

On September 13, 2012, we received a written notification from the NASDAQ Stock Market LLC (“NASDAQ”) indicating that we were in violation of NASDAQ Listing Rule 5450(a)(1) because the minimum bid price of our common shares was below $1.00 per share for the previous 30 consecutive business days (the “minimum bid price requirement”). Pursuant to the NASDAQ Listing Rules, we have been granted a 180-day compliance period in respect of this violation to regain compliance with the requirements of the NASDAQ Listing Rules. The compliance period ends on March 12, 2013. Pursuant to the NASDAQ Listing Rules, we may regain compliance with the minimum bid price requirement if the minimum bid price of our common shares equals at least $1.00 per share for ten consecutive business days at any time during the compliance period pursuant to NASDAQ Listing Rule 5810(c)(3)(A). To date, we have been unable to regain compliance with the minimum bid price requirement, and on November 26, 2012, our common shares closed at $0.40 per share. The Board of Directors approved the consolidation proposal in part as a potential means of increasing the share price of our common shares to a price above the $1.00 per share required pursuant to the minimum bid price requirement. If the Board decides to effect the consolidation, it will seek to set the applicable ratio to increase our share price sufficiently above the $1.00 minimum required for the continued listing on The NASDAQ Global Select Market so that we would not be faced in the future with delisting for failure to meet this requirement absent a significant percentage decrease in our common shares.

If our common share’s closing bid price satisfies the minimum bid price requirement prior to approval of this proposal, we may still effect the consolidation if shareholders approve this proposal and if our Board of Directors determines that effecting the consolidation would be in the best interests of the Company and its shareholders for the following reasons:

•	It could heighten the interest of the financial community in us and potentially broaden the pool of investors that may consider investing, or will be able to invest, in us by increasing the trading price of our common shares.

•	It would provide us with additional common shares which would be available for issuance from time to time for corporate purposes such as acquisitions of companies or assets, sales of shares or securities convertible into common shares and raising additional capital.
•	It could help to attract institutional investors who have internal policies that either prohibit them from purchasing shares below a certain minimum price or tend to discourage individual brokers from recommending such shares to their customers.
•	It may also encourage investors who had previously been dissuaded from purchasing our common shares because commissions on lower-priced shares generally represent a higher percentage of the share price than commissions on higher-priced shares.

For the foregoing reasons, we are asking our shareholders to approve the consolidation and to grant the Board the discretion to determine the exchange ratio and effect the consolidation at any time on or prior to March 12, 2013.

Possible Effects of the Consolidation

Below are a number of possible effects of the consolidation, among others, that our Board of Directors has considered in adopting the resolution approving the consolidation. There may be other effects of the consolidation in addition to those described below.

•	Immediately after the consolidation is implemented, common shareholders will own fewer shares than they currently own. By reducing the number of shares outstanding without a corresponding reduction in the number of common shares authorized but unissued, the consolidation will have the effect of increasing the number of authorized but unissued common shares. We do not currently have any plans to issue any of the authorized but unissued common shares that would become available for issuance if the consolidation of our outstanding shares is approved by our shareholders and subsequently effected by the Board. The exercise or conversion ratio for any outstanding options or convertible securities would also be adjusted by the same ratio. The following table shows the number of shares that would be (a) issued and outstanding, (b) authorized and reserved for issuance upon the exercise of outstanding options and convertible securities, and issuance of shares under our 2005 equity incentive plan, as amended (the “Equity Incentive Plan”), and (c) authorized and unreserved for issuance, in each case upon the implementation of the consolidation at each ratio from 1-for-5.0000 to 1-for-15.0000 based on our capitalization at November 26, 2012.

As of September 30, 2012	Shares Issued and Outstanding	Shares Authorized and Reserved for Issuance(1)	Shares Authorized and Unreserved	Total Authorized
Pre-split	309,510,713	1,337,500	689,151,787	1,000,000,000
If 1-for-5.0000 consolidation enacted	61,902,143	267,500	937,830,357	1,000,000,000
If 1-for-6.0000 consolidation enacted	51,585,119	222,917	948,191,965	1,000,000,000
If 1-for-7.0000 consolidation enacted	44,215,816	191,071	955,593,112	1,000,000,000
If 1-for-8.0000 consolidation enacted	38,688,839	167,188	961,143,973	1,000,000,000
If 1-for-9.0000 consolidation enacted	34,390,079	148,611	965,461,310	1,000,000,000
If 1-for-10.0000 consolidation enacted	30,951,071	133,750	968,915,179	1,000,000,000
If 1-for-11.0000 consolidation enacted	28,137,338	121,591	971,741,072	1,000,000,000
If 1-for-12.0000 consolidation enacted	25,792,559	111,458	974,095,982	1,000,000,000
If 1-for-13.0000 consolidation enacted	23,808,516	102,885	976,088,599	1,000,000,000
If 1-for-14.0000 consolidation enacted	22,107,908	95,536	977,796,556	1,000,000,000
If 1-for-15.0000 consolidation enacted	20,634,048	89,167	979,276,786	1,000,000,000

(1)	Comprised of shares which are authorized and reserved for issuance upon the exercise of the Company’s outstanding stock options, exercise of the Company’s outstanding warrants, and issuance of shares under the Company’s Equity Incentive Plan.

Although the Board expects that the reduction in outstanding common shares will result in an increase in the per share price of our common shares, there is no assurance that such a result will occur. Similarly there is no assurance that if the per share price of our common shares increases as a result of the consolidation, such increase in the per share price will be permanent, which will be dependent on several factors.

•	Should the per share price of our common shares decline after implementation of the consolidation, the percentage decline may be greater than would occur in the absence of the consolidation.
•	The anticipated resulting increase in the per share price of our common shares due to the consolidation is expected to encourage interest in our common shares and possibly promote greater liquidity for our shareholders. However, such liquidity will also be adversely affected by the reduced number of shares that would be outstanding after the consolidation.
•	The consolidation could be viewed negatively by the market and, consequently, could lead to a decrease in our overall market capitalization. It is often the case that the adjusted share price and market capitalization of companies that effect a consolidation decline.
•	One of the purposes for the proposed consolidation is to comply with the continued listing standards for The NASDAQ Global Select Market. However, there can be no assurance that the consolidation alone will guarantee or even help our continued listing on The NASDAQ Global Select Market. In the recent past, we had received notices from the NASDAQ regarding deficiencies relating to other listing rules, including the requirement to maintain the market value of our publicly held shares, and we may fail to satisfy other NASDAQ requirements in the future. As such, even if the consolidation cures the deficiency under the minimum bid price requirement, we may still be delisted for failure to comply with other NASDAQ requirements. If we are unable to continue to list our common shares on The NASDAQ Global Select Market, our liquidity and share price may be negatively affected.
•	The number of shares held by each individual shareholder will be reduced if the consolidation is implemented. This will increase the number of shareholders who hold less than a “round lot,” or 100 shares. Typically, the transaction costs to shareholders selling “odd lots” are higher on a per share basis. Consequently, the consolidation could increase the transaction costs to existing shareholders in the event they wish to sell all or a portion of their shares.

Procedures for Effecting the Consolidation

Subject to obtaining the requisite shareholder approval, in the event that the Board of Directors chooses to effect the consolidation, it will do so by passing a board resolution to approve the consolidation and a related reduction of the Company’s issued share capital.

Notice of the proposed reduction of the Company’s issued share capital will be published in the Official Gazette in Bermuda and, following the consolidation taking effect, a filing will be made with the Bermuda Registrar of Companies to obtain a Certificate of Deposit of Memorandum of Reduction of Share Capital recording the fact that the Company’s issued share capital has been reduced pursuant to the consolidation.

Fractional Shares

In the event that the consolidation results in shareholders of the Company holding fractional common shares, the Board will issue bonus fractional shares to such shareholders so that all shareholders of the Company will hold whole shares. The par value of the bonus fractional shares will be paid-up by the Company from the Company’s share premium account.

Exchange of Pre-Consolidation Shares with Post-Consolidation Shares

If we implement a consolidation, our transfer agent will act as our exchange agent to act for holders of common shares in implementing the exchange of their pre-consolidation shares for post-consolidation shares.

Registered Book Entry Shareholder.  Holders of common shares holding all of their shares electronically in book-entry form with our transfer agent do not need to take any action (the exchange will be automatic) to receive post-consolidation shares. Banks, brokers or other nominees will be instructed to effect the consolidation for their beneficial holders holding our common shares in “street name.” However, these banks, brokers or other nominees may apply their own specific procedures for processing the consolidation. If you hold your shares with a bank, broker or other nominee, and if you have any questions in this regard, we encourage you to contact your nominee.

Registered Certificated Shareholder.  Some of our shareholders hold their shares in certificate form or a combination of certificate and book-entry form. If any of your shares are held in certificate form, you will receive a transmittal letter from our transfer agent as soon as practicable after the effective date of the consolidation. The letter of transmittal will contain instructions on how to surrender your certificate(s) representing your pre-consolidation shares to the transfer agent. Upon receipt of your pre-consolidation certificate(s), you will be issued the appropriate number of shares electronically in book-entry form under the Direct Registration System (“DRS”). No new shares in book-entry form will be reflected until you surrender your outstanding pre-consolidation certificate(s), together with the properly completed and executed letter of transmittal, to the transfer agent. At any time after receipt of your DRS statement, you may request a share certificate representing your ownership interest.

SHAREHOLDERS SHOULD NOT DESTROY ANY SHARE CERTIFICATES AND SHOULD NOT SUBMIT ANY CERTIFICATES UNTIL REQUESTED TO DO SO.

Accounting Matters

The consolidation is not expected to affect total shareholders' deficit on our consolidated balance sheet. The par value of our common shares will remain unchanged on the effective date of the consolidation. The common share value and additional paid-in capital value will change by offsetting amounts. The common share value will be reduced, and the additional paid-in capital will be increased by offsetting amounts. The per share net loss and net book value of our common shares will be increased because there will be fewer common shares outstanding. Net loss per share amounts in prior periods will be restated to reflect the consolidation. We do not anticipate that any other accounting consequences will arise as result of the consolidation.

Potential Anti-Takeover Effect; Possible Dilution

The increase in the number of unissued authorized shares available to be issued could, under certain circumstances, have an anti-takeover effect. For example, shares could be issued that would dilute the share ownership of a person seeking to effect a change in the composition of our Board of Directors or contemplating a tender offer or other transaction for our combination with another company. The consolidation proposal is not being proposed in response to any effort of which we are aware to accumulate common shares or obtain control of us, nor is it part of a plan by management to recommend a series of similar amendments to our Board of Directors and shareholders.

The holders of our common shares do not have preemptive rights to subscribe for additional securities that may be issued by us, which means that current shareholders do not have a prior right to subscribe for any additional shares from time to time issued by us. Accordingly, if our Board of Directors elects to issue additional common shares, such issuance could have a dilutive effect on the earnings per share, voting power and equity ownership of current shareholders.

Board Discretion to Implement the Consolidation

If the proposed consolidation is approved at the annual general meeting, our Board of Directors may, in its sole discretion, at any time on or prior to March 12, 2013, determine the ratio for the consolidation based on the parameters in this proposal. Notwithstanding the approval of the consolidation at the 2012 annual general meeting, our Board of Directors may, in its sole discretion, determine not to implement the consolidation.

Vote Required

A majority of the votes cast at the annual general meeting must vote FOR this Proposal. Abstentions and “broker non-votes” are not counted as votes cast for this proposal and will have no effect on the results of this vote.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE TO APPROVE AND AUTHORIZE THE BOARD OF DIRECTORS TO EFFECT A CONSOLIDATION OF THE COMPANY’S COMMON SHARES AT A RATIO OF NOT LESS THAN 1-FOR-5.0000 AND NOT MORE THAN 1-FOR-15.0000 AT ANY TIME ON OR PRIOR TO MARCH 12, 2013, WITH THE MANNER OF IMPLEMENTATION, RATIO AND TIMING OF SUCH CONSOLIDATION TO BE DETERMINED BY THE COMPANY’S BOARD OF DIRECTORS, AND PROXIES SOLICITED BY THE BOARD OF DIRECTORS WILL BE VOTED IN FAVOR OF SUCH UNLESS A SHAREHOLDER INDICATES OTHERWISE ON THE PROXY.

SOLICITATION

The cost of preparing and soliciting proxies will be borne by the Company. Solicitation on behalf of the Board of Directors will be made primarily by mail, but shareholders may be solicited by telephone, e-mail, other electronic means, or personal contact. Copies of materials for the annual general meeting will be supplied to brokers, dealers, banks and voting trustees, or their nominees, for the purpose of soliciting proxies from beneficial owners.

OTHER MATTERS

The Board of Directors knows of no other business which will be presented to the annual general meeting. If any other business is properly brought before the annual general meeting, proxies in the enclosed form will be voted in accordance with the judgment of the persons voting the proxies.

BY ORDER OF THE BOARD OF DIRECTORS

Antonios Bertsos
Secretary

November 30, 2012

NEWLEAD

IMPORTANT ANNUAL GENERAL MEETING INFORMATION

Using a **black ink** pen, mark your votes with an **X** as shown in this example. Please do not write outside the designated areas. ☒

Annual General Meeting Proxy Card

▼ PLEASE FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

A Proposals — The Board of Directors recommends a vote FOR the listed nominee and FOR Proposals 1 and 3.

	For	Against	Abstain
1. **Reappointment of PricewaterhouseCoopers S.A.:** Proposal to approve the reappointment of PricewaterhouseCoopers S.A. as NewLead Holdings Ltd.'s auditors and the authorization of the Board of Directors to determine the auditors' remuneration.	☐	☐	☐

2. **Election of Class I Director** (or if the nominee is not available for election, such substitute as the Board of Directors may designate):
Proposal to elect Michail S. Zolotas as a Class I Director of NewLead Holdings Ltd., whose term of office will expire at the 2015 annual general meeting.

	For	Against	Abstain
01 - Michail S. Zolotas	☐	☐	☐

B Non-Voting Items

Change of Address — Please print new address below.

C Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below

NOTE: Please sign exactly as name or names appear above. When signing as Attorney, Executor, Trustee, Guardian, or Officer of a corporation, please give your title. For joint accounts, all named holders should sign.

Date (mm/dd/yyyy) — Please print date below.	Signature 1 — Please keep signature within the box.	Signature 2 — Please keep signature within the box.
/ /

▼ PLEASE FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

NEWLEAD

Proxy — NewLead Holdings Ltd.

ANNUAL GENERAL MEETING OF SHAREHOLDERS — December 21, 2012

Proxy Solicited On Behalf of the Board of Directors

The undersigned, revoking any previous proxies relating to these shares, hereby acknowledges receipt of the Notice and Proxy Statement dated November 30, 2012 in connection with the Annual General Meeting of Shareholders to be held at 11:00 a.m., Athens time, on Friday, December 21, 2012 at 83 Akti Miaouli & Flessa Street, Piraeus, Greece and hereby appoints Michail S. Zolotas and Antonis Bertsos, and each of them (with full power to act alone), the attorneys and proxies of the undersigned, with power of substitution to each, to vote all Common Shares of NewLead Holdings Ltd. registered in the name provided in this Proxy that the undersigned is entitled to vote at the 2012 Annual General Meeting of Shareholders, and at any adjournments of the meeting, with all the powers the undersigned would have if personally present at the meeting. Without limiting the general authorization given by this Proxy, the proxies are, and each of them is, instructed to vote or act as follows on the proposals set forth in the Proxy.

This Proxy when executed will be voted in the manner directed herein. If no direction is made, this Proxy will be voted FOR Proposal 1, FOR Proposal 2, and FOR Proposal 3.

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the meeting or any adjournments of the meeting.

If you wish to vote in accordance with the Board of Directors' recommendations, just sign on the reverse side. You need not mark any boxes.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 3, 2012

NEWLEAD HOLDINGS LTD.

By:	/s/ Michail Zolotas
Name: Michail Zolotas
Title: Chief Executive Officer